SO 3/22/04

Vf 3-17-04

UNITED ST[...]
SECURITIES AND EXCHA[...]
Washington, D.C. 20549

04003872

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SEC MAIL PROCESSING RECEIVED MAR - 2 2004 WASH, D.C. 158 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50112

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

The Advent Fund, L.L.C.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 S. La Salle Suite 2500
(No. and Street)

Chicago (City) Illinois (State) 60605 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joel Leonard 312-986-1064
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert Cooper & Company CPAs, P.C.
(Name - if individual, state last, first, middle name)

4460 Franklin Ave. (Address) Western Springs, (City) IL (State) 60558 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 3 0 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

8/3/04

OATH OR AFFIRMATION

I, Joel Leonard, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of The Advent Fund, LLC, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal, officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing member
Title

Notary Public

OFFICIAL SEAL
JOHN J KIELY
NOTARY PUBLIC STATE OF ILLINOIS
MY COMMISSION EXP. OCT. 14,2005

This report **contains (check all applicable boxes):

[x (a) Facing page.
[x (b) Statement of Financial Condition.
[x (c) Statement of Income (Loss).
[x (d) Statement of Changes in Cash Flows.
[x (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[x (g) Computation of Net Capital.
[x (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
x[(i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x (l) An Oath of Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE ADVENT FUND, L.L.C.

FINANCIAL STATEMENTS

DECEMBER 31, 2003

The Advent Fund, L.L.C.
Annual Report
For the Year Ended December 31, 2003

Table of Contents

Robert Cooper & Company CPAs P.C.
401 S. La Salle Suite 606
Chicago, Illinois 60605
312-786-5960
Fax: 312-786-5963

REPORT OF INDEPENDENT PUBLIC ACCOUNTANT

To the Members:
The Advent Fund, L.L.C.

We have audited the accompanying statement of financial condition of **The Advent Fund, L.L.C.** as of December 31, 2003 , and the related statements of income, changes in members' capital, and cash flows for the year ending December 31, 2003. These financial statements are the responsibility of the members. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **The Advent Fund, L.L.C.** as of December 31, 2003, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17(a)-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Robert Cooper & Company CPA's PC
February 22, 2004

The Advent Fund, L.L.C.
(An Illinois limited liability company)
Statement of Financial Condition
December 31, 2003

Assets

Cash	$	145,647
Securities owned:		
Marketable securities, at market value		5,869,893
Options, at fair value		1,066,195
Net, unsettled securities		150,773
Convertible debt securities		10,257,605
Total securities owned		17,344,466
Other investments		250,000
Accrued bond interest		129,161
Chicago Stock Exchange membership, at cost		35,000
Preferred stock in ABN-Ambro Sage, Inc		50,000
Total Assets	$	17,954,274

Liabilities and Member's Equity

Liabilities		
Due from broker	$	3,606,340
Securities sold short:		
Marketable securities sold short, at market value		4,854,728
Options sold short, at fair value		744,400
Accrued liabilities		8,328
Total liabilities		5,607,456
Member's equity		8,740,477
Total member's equity and Liabilities	$	17,954,274
		(0)

The accompanying notes to financial statements
are an integral part of this statement

The Advent Fund, L.L.C.
(An Illinois limited liability company)
Statement of Operations
For the year ended December 31,2003

Revenues:	
Trading income	$ 272,545
Interest and dividend income	1,056,593
Other	255
Total Revenue	1,329,393
Expenses:	
Interest Expense	348,628
Commission and other fees	115,020
Management fee	112,673
Bank service charges	553
Other operating expenses	245,277
Total expenses	822,151
Net Income	$ 507,242

The accompanying notes to financial statements
are an integral part of this statement

The Advent Fund, L.L.C.
(An Illinois limited liability company)
Statement of Changes in Member's Equity
For the year ended December 31,2003

Member's capital, December 31, 2002	$	9,364,664
Capital contributions		0
Capital withdrawals		(1,131,429)
Net income		507,242
Member's capital, December 31, 2002	$	8,740,477

The accompanying notes to financial statements
are an integral part of this statement

The Advent Fund, L.L.C.
(An Illinois limited liability company)
Statement of Cash Flows
For the year ended December 31,2003

Cash Flows From Operating Activities:		
Net Income	$	507,242
Items not effecting cash flow to reconcile cash depreciation		0
Changes in assets and liabilities:		
Increase in securities owned		(1,647,779)
Increase in receivable from brokers and dealers		1,072,354
Increase in other assets		(119,321)
Increase in securities sold		1,550,647
Increase in accounts payable and accrued liabilities		8,328
Net Cash used in operating activities		1,371,472
Cash Flows From Investing Activities:		
Investment in mutual fund		(250,000)
Net Cash used in investing activities		(250,000)
Cash Flows From Financing Activities		
Proceeds from capital contributions		0
Payments for capital withdrawals		(1,131,429)
Net cash provided by financing activities		(1,131,429)
Net change in cash and cash equivalents		(9,957)
Cash at December 31, 2002		155,604
Cash at December 31, 2003	$	145,647

The accompanying notes to financial statements
are an integral part of this statement

The Advent Fund, L.L.C.
Notes to the Financial Statements
For the year ending December 31, 2003

(1) **Organization**

The Advent Fund, L.L.C. (the Company) is an Illinois limited liability company organized on October 23, 1996. The Company is engaged in proprietary trading and investment activities. The Company became a registered broker dealer with the Securities and Exchange Commission beginning in January, 1998. The Company is a member of the Chicago Stock Exchange, they do not carry customer accounts.

(2) **Accounting Policies**

(a) Revenue Recognition

The Company's financial statements have been prepared in conformity with generally accepted accounting principles. These principles require management to, among other things, make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Proprietary securities transactions together with related revenues and expenses are recorded on trade date. Securities and options owned are reflected at market value with the resulting unrealized gains and losses reflected currently in income.

In the normal course of business, the Company enters into transactions in exchange traded stocks, including options thereon and debt instruments which are used primarily The securities are valued at market with the resulting unrealized gains and losses reflected currently in income.

(b) Incentive fees

Portfolio incentive fees based on a percentage of profits as set forth in the private placement offering are paid to the Company's managers, and are payable in January. In 2004, the incentive fees consist of a 1% management fee and a 20% incentive fee based on the Company's profitability. Revenues are affected by changes in assets under management, including market appreciation or depreciation and client fund contributions and redemptions. The 2003 incentive management fee was $ 112,673.

(c) Depreciation and Amortization

The Company incurred no amortizable or depreciable expenses in 2003.

(2) **Accounting Policies (Continued)**

(d) Organization Costs

Organizational costs were paid by a related party at no cost to the Fund in 1996.

(e) Income Taxes

The Company files information returns with the United States federal and state agencies. As a limited liability company, tax-basis income and losses are passed through to members, and accordingly, there is no provision for income taxes. Tax basis income and loss may differ from the income and loss in the statement of operations, which is prepared in accordance with generally accepted accounting principles.

(3) **Related Party Transactions**

As discussed in Note 2, the Company pays incentive fees and a management fee to its investment advisor. During the period ended December 31, 2003, the Company accrued approximately $112,673 under such agreement with the managers. At December 31, 2003, amounts due to the Fund's manager, are included as payables in the accompanying balance sheet. During October of 2002, Advent Capital management was replaced by its current advisors, Joel Leonard and John Paul (JP) Oosterbaan. Both have been invested in the Company since The Funds inception.

(4) **Financial Instruments Risk**

Financial Accounting Standards No. 105 requires disclosure of information about financial instruments with off-balance sheet risk and financial instruments with concentration of credit risk. Under this statement, financial futures contracts and options on financial futures contracts are considered to be financial instruments, while commodity futures and options on commodity futures contracts are not. In the normal course of business, the Company enters into transactions in financial instruments with varying degree of off-setting balance sheet risk. These financial instruments include corporate equity securities and options, and exchange traded financial futures, including options thereon.

(5) **Securities owned and sold but not yet purchased**

Marketable securities owned and sold but not yet purchased consists of trading and investment securities at quoted market value, as illustrated below.

	Sold, not yet purchased
Securities	$4,854,728
Options	$744,400

(6) **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1 (and the rule of the applicable exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Under his rule, the Company is required to maintain "minimum net capital" equivalent to $100,000 or 6 2/3% of "aggregate indebtedness," whichever is greater, as these terms are defined. At December 31, 2003 the Company had net capital of $6,301,887 which was $6,201,887 in excess of its required net capital.

(7) **Derivative Financial Instruments**

Statement of Financial Accounting Standards No. 119, "Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments," requires disclosures about the amounts, nature, terms and fair values of derivative financial instruments. The statements also requires that a distinction be made between financial instruments held or issued for trading purposes and financial instruments held or issued for purposes other than trading.

The Company invests in debt instrument, stocks and options on stock for speculative purposes. These contracts are marked to market daily and involve elements of market risk in excess of the amounts recognized in the statements

(8) **Financial Instruments held or issued for trading purposes:**

The Company trades in a variety of derivative financial instruments. The following table summarizes the components of income form investment transactions and includes the classes of financial instruments included in each category. The Company had earnings from equities and options on equities for the year ending December 31, 2003 of $ 272,545

(9) **Due to Broker**

Payable to broker dealer is primarily from borrowing funds to purchase stock, bonds and stock options. The amount due to broker dealer at year end is as follows:

Due from broker dealers	$3,606,340

Essentially all of the Company's assets are deposited with the Broker dealer.

(10) **Unmarketable Securities**
During the year the Fund invested in a mutual fund. The fund is carried at the lower of cost or market value which approximates fair market value. Market value is the cost of the fund plus or less income or loss by the Fund.

(11) **Other Assets**

(a) Membership in the Chicago Stock Exchange is carried at cost
(b) The Company owns a preferred stock in their clearing broker. The stock is unmarketable and carried at cost which approximates its fair value.

(12) **Investments**

The Company had made significant investments in private placement offerings. The realization of the Company's investments depends upon the successful operations of those investments. All of those securities were liquidated during the year or written off.

The Advent Fund, L.L.C.
(An Illinois limited liability company)
COMPUTATION OF NET CAPITAL
PURSUANT TO UNIFORM NET CAPITAL RULE 15C3-1

December 31, 2003

Member's equity, December 31, 2002	$	8,740,477
Less:		
Non allowable assets		-463,660
Haircuts		-1,871,920
Undue concentration		-103,010
Net capital		6,301,887
Required net capital		100,000
Excess capital	$	6,201,887
Excess capital @ 1000%	$	6,301,055

Note The above information on this schedule is in agreement, in all material respects, with the unaudited FOCUS Report, Part II filed by The Advent Fund, L.L.C. as of December 31, 2003

The accompanying notes to financial statements are an integral part of this statement

The Advent Fund, L.L.C.
(An Illinois limited liability company)
COMPUTATION OF NET CAPITAL
PURSUANT TO UNIFORM NET CAPITAL RULE 15C3-1

December 31, 2003

COMPUTATION OF AGGREGATE INDEBTEDNESS

Aggregate Indebtedness

Items included in the balance sheet:

Accrued liabilities	$	8,328
Other		0
		8,328

Ratio: Aggregate Indebtedness to Net Capital	**0.132151% to 1**

The accompanying notes to financial statements
are an integral part of this statement

Schedule II

The Advent Fund, L.L.C.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION AND CONTROL
REQUIREMENTS PURSUANT TO RULE 15c3-3

December 31, 2003

RESERVE COMPUTATION
(See note below)

INFORMATION FOR POSSESSION AND CONTROL REQUIREMENTS
(See note below)

Note: The Company, is exempt from Rule 15c3-3, it does not transact a business in securities with, or for, other than members of a national securities exchange and does not carry margin amounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4). Accordingly, there are no amounts reportable under these sections.

Robert Cooper & Company CPAs P.C.
4460 Franklin Ave.
Western Springs, Illinois 60558
312-952-9910
Fax: 708-246-7937

Independent Auditor's Report on Internal Control Structure Required by SEC Rule 17a-5

To the Members:
The Advent Fund, LLC

In planning and performing our audit of the financial statements of**The Advent Fund, LLC**, for the year ended December 31, 2003, we considered its internal control, coontol activites for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above. The Company, because of its size and limited personnel, is unable to maintain an adequate separation of the various accounting functions. However, the partners of the Company informed me that they exercise close oversight of accounting records daily, thus offsetting the lack of separation of duties. The study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Chicago Board Option Exchange, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Sincerely,

Robert Cooper & Company CPAs P.C.
February 29, 2004

OATH OR AFFIRMATION

REGARDING ACCURACY AND COMPLETENESS

OF FINANCIAL STATEMENTS AS OF FOR

THE YEAR ENDING DECEMBER 31, 2003.

To the best of my knowledge and belief, the information contained herein is accurate and complete.

Joel Leonard
Managing Member